

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Mark A. Swatek
Chief Executive Officer and President
SouthWest Water Company
One Wilshire Building
624 S. Grand Avenue, Suite 2900
Los Angeles, CA 90017

      Re: SouthWest Water Company
             Preliminary Proxy Statement on Schedule 14A
             Filed April 23, 2010
             File No. 000-08176

Dear Mr. Swatek

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director